SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4)

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

37250B104

CUSIP Number)

Brian B. Margolis, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
(212) 506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B104

(1)	Name of Reporting Persons Paolo Cavazza

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,611,995

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,611,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,995

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)

Percent of Class Represented by Amount in Row (11)
17.4% (based on 15,038,483 Ordinary Shares outstanding as of December 31, 2012, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2013).

(14)	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 by Paolo Cavazza, an Italian citizen, amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2005 as amended by Amendment No. 1 filed with the SEC on February 20, 2007, Amendment No. 2 filed with the SEC on June 25, 2007 and Amendment No. 3 filed with the SEC on February 12, 2010 (the “Schedule 13D”) with respect to the ordinary shares, par value €1.00 per share (“the Ordinary Shares”), of Gentium S.p.A. (the “Issuer”), an Italian corporation whose principal offices are located at Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy. This Amendment No. 4 is being filed to reflect previously disclosed information and recent developments.

The Ordinary Shares are listed for trading on the NASDAQ National Market System (“NASDAQ”) in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts.  Each ADS represents one Ordinary Share.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of Paolo Cavazza, (the “Reporting Person”) in respect of Ordinary Shares he owns indirectly through Sigma-Tau Finanziaria S.p.A., an Italian Corporation (“Sigma Tau”), Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., an Italian corporation (“STIFR”) and Sinaf S.A., a Luxembourg corporation (“Sinaf”).  Sigma Tau owns 67% of STIFR directly and 33% indirectly through its wholly owned subsidiary, Sigma-Tau International S.A. Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”).  Aptafin is owned directly by Paolo Cavazza and members of his family.

The Reporting Person’s address is Via Tesserete, 10, Lugano, Switzerland.  He is an entrepreneur in Sigma Tau, Aptafin SpA and Esseti S.A and he is an Italian citizen.  The Reporting Person has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In October 2004, Defiante Farmaceutica S.A., a Portuguese Corporation (“Defiante”) purchased from the Issuer, for a cash purchase price of $1,000,000, a convertible note (the “2004 Note”) and warrants to purchase 73,334 Ordinary Shares (the “2004 Warrants”).

In April 2005, pursuant to a Share Purchase Agreement, dated as of April 4, 2005 (the “FinSirton Agreement”), Sigma Tau purchased 800,000 ordinary shares from FinSirton S.p.A. (“FinSirton”) for an aggregate cash purchase price of $3,200,000.

On June 5, 2005, Defiante purchased a convertible note (the “2005 Note” and, collectively with the 2004 Note, the “Notes”) from Alexandra Global Master Fund Ltd. for a cash purchase price of $1,912,000.  Defiante and Sigma Tau used working capital to purchase the securities.

Defiante converted the Notes into 359,505 ADSs in the Issuer’s initial public offering (the “IPO”), which was consummated on June 16, 2005.

On October 14, 2005, pursuant to a Securities Subscription Agreement, dated as of October 3, 2005, between the Issuer and Chaumiere-Consultadoria e Servicos SDC Unipessoal L.d.a. (“Chaumiere”), Chaumiere purchased, for an aggregate cash purchase price of $1,074,250 (the “Purchase Price”) 152,376 Ordinary Shares and agreed to purchase, subject to shareholder approval, warrants to purchase 60,951 Ordinary Shares (the “2005 Warrants”).  The 2005 Warrants and 20% of the Purchase Price (the “Hold Amount”) were put into escrow in accordance with the terms of an Escrow Agreement between the Issuer and The Bank of New York dated as of October 14, 2005.  The Issuer and Chaumiere agreed that the Hold Amount would be returned to Chaumiere and the 2005 Warrants would not be issued in the event shareholder approval for the issuance of the 2005 Warrants was not received by April 3, 2006.  On November 29, 2005, the shareholders of the Issuer approved the issuance of the 2005 Warrants and the 2005 Warrants were issued on the same date.  Chaumiere used its working capital to purchase the shares and to fund the Hold Amount.

On February 9, 2007, pursuant to a Securities Subscription Agreement dated as of February 6, 2007, between the Issuer and each of Chaumiere and Defiante, Chaumiere purchased 87,667 Ordinary Shares and Defiante purchased 87,666 Ordinary Shares for a cash purchase price of $20.17 per share in a private placement.  Chaumiere and Defiante used working capital to purchase the securities.

On June 13, 2007, pursuant to a Stock Purchase Agreement dated as of June 13, 2007, between Sigma Tau and each of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. Sigma Tau purchased 227,447 Ordinary Shares from Biomedical Value Fund LP and 272,553 Ordinary Shares from Biomedical Offshore Value Fund, Ltd. for an aggregate purchase price of $8,500,000.  Sigma Tau used working capital to purchase the securities.

On June 15, 2007, pursuant to a Stock Purchase Agreement dated as of June 15, 2007, between Defiante and each of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. Defiante purchased 304,468 Ordinary Shares from Biomedical Value Fund LP and 259,362 Ordinary Shares from Biomedical Offshore Value Fund, Ltd. for an aggregate purchase price of $9,867,025.  Defiante used working capital to purchase the securities.

On October 22, 2007, Chaumiere exercised the 2005 Warrants at an exercise price of $9.69 per ADS for 60,951 ADSs.

On September 16, 2009, the 2004 Warrants expired unexercised.

In May 2010, Chaumiere changed its name to Chaumiere S.à.r.l.

On June 29, 2010, Chaumiere merged with and into Sinaf, its direct parent, and Sinaf thereby became the direct beneficial owner of the shares of Common Stock beneficially owned by Chaumiere immediately prior to the merger.

On December 5, 2013, Defiante merged with and into STIFR, and STIFR thereby became, by operation of law, the direct beneficial owner of the shares of Common Stock beneficially owned by Defiante immediately prior to the merger.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

The Reporting Person, Sigma Tau, STIFR and Sinaf expect to evaluate their investment in the Issuer on an ongoing basis and they may determine to change their investment intent with respect to the Issuer at any time.  In determining from time to time whether to sell or retain their holdings of securities of the Issuer, they will take into consideration such factors as they deem relevant, including the market price of the Ordinary Shares, conditions in the securities markets generally, the Issuer’s financial condition, business and prospects and general economic conditions.  They reserve the right to dispose of all or a portion of their holdings of securities of the Issuers in public or private transactions and/or to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.  Any such transactions may be effected at any time or from time to time.

Pursuant to the FinSirton Agreement, Fin Sirton S.p.A, the majority shareholder of the Issuer prior to the IPO, agreed to vote its shares in favor of one person designated by Sigma Tau for election to the Issuer’s Board of Directors.  At the first shareholders meeting of the Issuer following the IPO, Sigma Tau’s designee, Marco Codella, was elected as a member of the Board.  Marco Codella was repeatedly re-elected as Sigma Tau’s designee until December 6, 2011 when Marco Brughera was elected as the Sigma Tau designee.  Marco Brughera has been re-elected since then.

Pursuant to the FinSirton Agreement, FinSirton agreed that, if the per share price (the “Sale Share Price”) in a sale by the Issuer’s shareholders to a third party of all of the Issuer’s Ordinary Shares is less than approximately $5.00 per share, subject to customary antidilution adjustments, FinSirton will transfer to Sigma Tau an additional number of Ordinary Shares equal to (x) $3.2 million divided by the product determined by multiplying (i) 0.8 by (ii) the Sale Share Price less (y) 800,000 Ordinary Shares.

Pursuant to a Voting Agreement dated as of October 14, 2005 among Chaumiere, the other investors in the Issuer’s private placement and FinSirton, Chaumiere agreed to vote its shares to increase the size of the Board of Directors by one so that the Board would consist of nine members.

Other than as set forth above in Item 3 and in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 Paolo Cavazza is the beneficial owner of 2,611,995 shares of Common Stock representing 17.4% (based on 15,038,483 Ordinary Shares outstanding as of December 31, 2012, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2013).

(b)                                 The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 2,611,995.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 2,611,995.

(c)                                  N/A.

(d)                                 N/A.

(e)                                  N/A

Item 7.  Material to Be Filed as Exhibits.

Item 7 is amended to add the following Exhibits:

1.                             Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 20, 2013

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1.           Power of Attorney.

EXHIBIT 1

POWER OF ATTORNEY

The undersigned, Mr. Paolo Cavazza, does hereby constitute and appoint each of Fabio Poma, Nicola Wullschleger, Raffaele Fink and Giovanni De Luigi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of GENTIUM S.P.A. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 20th day of December, 2013.

PAOLO CAVAZZA

/s/ Paolo Cavazza